

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

April 21, 2010

Via U.S. Mail

Kevin J. Groman
Senior Vice President,
General Counsel and Corporate Secretary
RSC Equipment Rental, Inc.
6929 E. Greenway Parkway
Scottsdale, AZ 85254

> **RE:** **RSC Equipment Rental, Inc.**
> **Form S-4 filed March 26, 2010**
> **File No. 333-165746**

Dear Mr. Groman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the offer of up to $200,000,000 outstanding 10 ¼% senior notes due 2019 in exchange for the same amount of currently outstanding senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next

amendment, please provide us with a supplemental letter on behalf of both registrants stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note your attempt to incorporate by reference information contained in documents and other filings into your prospectus (e.g., on pages i, iv, v, 110, and 111). However, it does not appear that you satisfy the transaction requirements of Form S-3 in order to incorporate certain information by reference into your Form S-4. Therefore, please revise your disclosure throughout your prospectus accordingly or provide us a detailed analysis supporting your view that you satisfy the Form S-3 eligibility requirements.

Prospectus Cover Page

3. Please disclose the following on the cover page:

- Broker-dealers who receive new notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new notes; and

- Broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.

4. On the inside front cover page, please provide all of the information required by subparts (1) and (2) of Item 2 of Form S-4.

Table of Contents, page i

5. Please delete the last sentence of the penultimate paragraph on page i, as note holders are entitled to rely solely on the disclosure in the prospectus.

6. Please note that the address of the SEC is 100 F St. NE, Washington, DC 20549. Please revise the paragraph atop page iii accordingly.

Market and Industry Data, page v

7. Please remove the penultimate sentence in this section. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

8. Please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

Summary, page 1

9. To the extent applicable, please also revise your summary to address the following comments.

Risk Factors, page 12

10. We note the qualification in the introductory paragraph indicating that your risk factors section is not complete. Please revise your risk factors section to disclose all known material risks.

The Exchange Offer, page 31

11. Please remove the qualification in the second sentence of the introductory paragraph, as note holders are entitled to rely solely on the disclosure in the prospectus.

Terms of the Exchange Offer, page 31

General, page 31

12. As currently represented, the offer could be open less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the exchange offer. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm to us supplementally that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Expiration Date; Extensions; Amendments; Termination, page 32

13. Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

14. We note your reservation of the right to amend the terms of the offer. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer

period if necessary so that at least five business days remain in the offer following notice of the material change.

15. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Acceptance of Old Notes for Exchange; Delivery of New Notes, page 35

16. Please revise your disclosure to state that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

17. We note your disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise your disclosure accordingly. Please also revise page 12 of the transmittal letter to comply with this comment.

Item 22. Undertakings, page II-6

18. Please remove as inapplicable the undertakings set forth in paragraphs (6) and (7) on page II-7.

Exhibit 5.1

19. Please have counsel revise its opinion to delete subparts (c) and (d) from the last paragraph on page two of its opinion.

Exhibit 5.3

20. Please have counsel revise its opinion to address the following:

- Delete the third sentence of the first non-lettered paragraph on page two.

- Delete subparts (v), (vi), (vii), (viii), (ix), (x) and (xii) of the paragraph that begins on the bottom of page two.

- Delete the last sentence of the first full paragraph on page three.

- Delete the last sentence of the opinion.

Exhibit 99.1 – Form of Letter of Transmittal

21. Please delete the language in the letter of transmittal requiring the holder to acknowledge that it has "reviewed" the prospectus.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Matthew E. Kaplan, Esq. (via facsimile)
Debevoise & Plimpton LLP